March 9, 2006

Mail Stop 4561

Christopher Olander
Executive Vice President and General Counsel
Avatech Solutions, Inc.
10715 Red Run Boulevard, Suite 101
Owings Mills, MD 21117

      Re:	Avatech Solutions, Inc.
		Registration Statement on Form S-1
      Filed February 10, 2006
		File No. 333-131720

Dear Mr. Olander:

      We have limited our review of your filing to that issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Documents by Reference, page 1

1. You must specifically list each of the individual filings made pursuant to Section 13(a) of the Securities Exchange Act of 1934 that you are incorporating by reference into this registration statement.
In that regard, you must include the Form 10-Q for the quarter ended
December 31, 2005 and the two recent Forms 8-K. See Item 12(a)(2) of
Form S-1.

Selling Stockholders, page 7
2. For any selling stockholder who has acquired the shares being sold or the securities giving rise to such shares within the past three years, fully describe the terms of the transaction in which such stockholder acquired (or will acquire) those securities. This information should include a materially complete description of the terms of the securities and the agreements that entitle selling security holders to acquire additional securities being registered for resale.
3. Please disclose whether any of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers.
We note that there is at least one potential broker-dealer, Mr. Robert Stafford. With respect to any registered broker-dealer, disclose whether such shares were received as compensation for investment banking services. If the securities were purchased for investment, specifically identify the selling shareholder as an underwriter in the Plan of Distribution. With respect to any affiliates of registered broker-dealers, disclose whether the securities to be resold were acquired in the ordinary course of business and whether there were any agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of purchase.
4. Please disclose the identity of the persons holding the voting and dispositive power over the shares held by Menke Family LLLP and the
Menke Family Trust. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.
Part II
Item 15. Recent Sales of Unregistered Securities, page II-2
5. Certain Forms 8-K filed during the fall of 2005 report the sale of unregistered securities that do not appear to be reflected in this section. Please revise this discussion to include all sales of unregistered securities within the past three years.
Undertakings, page II-5
6. Item 512(a) of Regulation S-K was recently amended in Release
No.
33-8591. Please revise your undertaking as appropriate.
Item 16. Exhibits required to be filed by Item 601 of Regulation
S-K
7. Please include the opinion regarding the legality of the shares being offered as required by Item 601(b)(5) of Regulation S-K.

**********************************


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551-3730 with any other questions.

      					Sincerely,



      Barbara C. Jacobs
Assistant Director



CC:	Hillel Tendler
	Neuberger, Quinn, Glenn, Rubin, & Gibber, P.A.
	One South Street, 27th Floor
	Baltimore, MD 21202
	Facsimile no. (410) 951-6038